82-1977

03045180

Hilton Group plc 03 DEC 15 AM 7:21

DIRECTORS' SHARE INTERESTS

HILTON GROUP PLC ("THE COMPANY") HAS BEEN NOTIFIED BY MR I P LIVINGSTON (A DIRECTOR OF THE COMPANY) THAT TODAY HE PURCHASED 2,000 ORDINARY SHARES OF 10P EACH OF THE COMPANY ("SHARES") AT 205.75P PER SHARE.

FOLLOWING THE PURCHASE, MR LIVINGSTON IS BENEFICIALLY INTERESTED IN 2,000 SHARES.

SUPPL

dlw 12/17